PE 11/27/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE





13003093

December 20, 2013

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-20-13

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Norfolk Southern Corporation
Incoming letter dated November 27, 2013

Dear Mr. Gerber:

This is in response to your letters dated November 27, 2013 and December 5, 2013 concerning the shareholder proposal submitted to Norfolk Southern by John Chevedden. We also have received letters from the proponent dated December 3, 2013 and December 6, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2013

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Norfolk Southern Corporation
Incoming letter dated November 27, 2013

The proposal requests that the board adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that Norfolk Southern may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or portions of the supporting statement you reference are materially false or misleading. Additionally, we are unable to conclude that the portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that Norfolk Southern may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Advisor

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

December 6, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**Norfolk Southern Corporation (NSC)**
**Independent Board Chariman**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the November 27, 2013 company request concerning this rule 14a-8 proposal.

This is another precedent contrary to the company position:
*The Walt Disney Company* (December 6, 2013)

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Denise W. Hutson <denise.hutson@nscorp.com>
Corporate Secretary

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

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December 5, 2013

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Norfolk Southern Corporation – 2014 Annual Meeting
Supplement to Letter dated November 27, 2013 Relating
to Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

We refer to our letter dated November 27, 2013 (the "No-Action Request") pursuant to which we requested, on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials").

This letter is in response to the letter to the Staff, dated December 3, 2013, submitted by the Proponent and supplements the No-Action Request. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter to the Proponent.

## I. The Proposal May be Properly Excluded Pursuant to Rule 14a-8(i)(3).

In his letter to the Staff, the Proponent references *The Boeing Co.* (Jan. 29, 2013) and appears to suggest that the outcome in *Boeing*, in which the Staff denied no-action relief under Rule 14a-8(i)(3), should apply to the Proposal. *Boeing* involved a shareholder proposal requesting the adoption of an independent board chair policy. The company noted, however, that the vast majority of the supporting statement related to the Boeing CEO's service on other boards of directors. The Staff was unable to conclude that such statements were irrelevant to a consideration of an independent board chair policy such that there would be a strong likelihood that a reasonable shareholder would be uncertain as to the matter being voted on.

The supporting statements in *Boeing* and the Proposal are entirely dissimilar. In *Boeing*, in the context of a vote on whether the Boeing CEO should also be the chairman, the supporting statement discusses the topic of the CEO's outside board commitments and the proponent's view that the CEO was overextended. On the other hand, in the Proposal, the supporting statement refers to multiple wide-ranging topics, including Virginia law and anti-takeover statutes, executive pay, board committee members, director tenure and environmental, social and corporate governance performance. In *Boeing*, it was possible that a reasonable shareholder could have viewed the CEO's service on multiple boards and board committees as relevant to the consideration of whether to adopt an independent board chair policy or to split the CEO and board chair roles. However, with respect to the Proposal, it is highly unlikely that a reasonable shareholder would view, for example, Virginia's anti-takeover statutes and the Company's environmental performance as relevant to the shareholder's consideration of whether to adopt an independent board chair policy. Seven of the eight paragraphs in the supporting statement likewise address subject matters that are unrelated and irrelevant to the subject matter of the Proposal, thereby creating a strong likelihood that a reasonable shareholder would be uncertain as to the topic on which he or she is being asked to vote. Accordingly, the Company believes that the entire Proposal may be excluded pursuant to Rule 14a-8(i)(3).

## II. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request the Staff's concurrence that it will take no action if the Company excludes the Proposal in its entirety from the 2014 Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

cc: John Chevedden

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

December 3, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**Norfolk Southern Corporation (NSC)**
**Independent Board Chariman**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the November 27, 2013 company request concerning this rule 14a-8 proposal.

The company failed to distinguish its request from:
*The Boeing Company* (January 29, 2013).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Denise W. Hutson <denise.hutson@nscorp.com>
Corporate Secretary

January 29, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Boeing Company
Incoming letter dated December 19, 2012

The proposal requests that the board of directors adopt a policy that, whenever possible, the chairman of the board shall be an independent director, as defined in the proposal.

We are unable to concur in your view that Boeing may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that Boeing may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM



November 27, 2013

**VIA EMAIL** (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Norfolk Southern Corporation – 2014 Annual Meeting
Omission of Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from John Chevedden (the "Proponent"), for inclusion in the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials"). For the reasons stated below, the Company intends to omit the Proposal from the 2014 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

## I. INTRODUCTION

The text of the resolution contained in the Proposal is copied below:

RESOLVED: Shareholders request that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

The text of the supporting statement contained in the Proposal is copied below:

When our CEO is also our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is more important for Norfolk Southern than for many other companies because our Lead Director, Steven Leer, was our highest tenured director (14-years) which detracts from his independence. There are few major companies who have a Lead Director with more than 14-years tenure. Plus Mr. Leer was on the board of 2 other companies.

This topic is also more important for Norfolk Southern because NSC is incorporated in Virginia, which favors management rights and provides shareholders with a poor level of control. Virginia law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated Norfolk Southern's executive pay a D – $13 million for Charles Moorman. Plus Mr. Moorman got credit for 40-years of work in regard to his pension. NSC could give could long-term incentive pay to our CEO for below-median performance. Daniel Carp chaired our executive pay committee.

In regard to our directors, Karen Horn received our highest negative votes and was on our audit committee. Erskine Bowles was negatively flagged by GMI for his involvement with the bankruptcy of General Motors, was on our executive pay committee and was on the boards of 2 other companies. Not one audit committee member had substantial industry knowledge and not one independent director had expertise in risk management.

The GMI Environmental, Social and Governance profile for Norfolk Southern reflected serious risk overall, highlighted by significant Environmental and Social concerns along with Pay issues. NSC had not identified specific environmental impact reduction targets.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value[.]

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

## II. BACKGROUND

The Company received the Proposal on November 11, 2013, accompanied by a cover letter from the Proponent, dated November 10, 2013. After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f), on November 12, 2013, the Company sent a letter to the Proponent requesting a written statement from the record owner of the Proponent's shares and a participant in the Depository Trust Company verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year as of the date of submission of the Proposal. On November 12, 2013, the Company received a letter from Fidelity Investments verifying the Proponent's stock ownership as of November 12, 2013. Copies of the Proposal, cover letter, deficiency letter and broker letter are attached hereto as Exhibit A.

## III. ANALYSIS

**The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(3) Because It Is Materially False and Misleading in Violation of Rule 14a-9.**

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has also taken the position that companies may exclude statements under Rule 14a-8(i)(3) when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B. *See, e.g., Burlington Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of supporting statements involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); *Boise Cascade Corp.* (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for separation of the CEO and chairman); *see also Entergy Corp.* (Feb. 14, 2007) (permitting exclusion of a proposal where, along with other misleading defects in the proposal, the supporting statement was irrelevant to the subject matter of the proposal); *Energy East Corp.* (Feb. 12, 2007) (same); *The Bear Stearns Cos. Inc.* (Jan. 30, 2007) (same).

The subject matter of the Proposal is an independent board chair policy. However, seven of the eight paragraphs in the supporting statement address various matters unrelated and irrelevant to the subject of independent board chair. A reasonable shareholder could, after reading the supporting statement, be uncertain as to whether his or her vote relates to the Company's Lead Director, Virginia law and anti-takeover statutes, executive pay, board committee members, director tenure or environmental, social and corporate governance performance, or an independent board chair policy. Even the Proponent acknowledges that a substantial portion of the supporting statement is unrelated to the proposal by stating in the last sentence of the supporting statement that he is now "[r]eturning to the core topic of this proposal" and yet still does not refer to an independent board chair in that concluding statement. Rather, it mentions "improvable corporate governance" and makes a vague request to "please vote to protect shareholder value." As a result, when read together, the resolution and the supporting statement are materially misleading because there is a strong likelihood that a reasonable shareholder, upon reading the entire Proposal, would be uncertain as to the matter on which he or she is being asked to vote.

The supporting statement is also misleading in attempting to influence votes in favor of the Proposal based on unrelated matters and purported deficiencies, rather than on the merits of the Proposal itself. The supporting statement improperly instructs shareholders to evaluate the Proposal "more favorably ... due to [the] Company's clearly improvable environmental, social and corporate governance performance," which suggests that shareholders who vote in favor of the Proposal will be voting to take action to address the purported deficiencies discussed in the supporting statement. This suggestion is false and materially misleading to shareholders.

Accordingly, we believe that the entire Proposal may be excluded from the Company's 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) as materially false and misleading. Alternatively, and to the extent that the Staff does not concur that the entire Proposal may be excluded, the Company requests that it be permitted to exclude those portions of the supporting statement that are irrelevant to the subject matter of the Proposal, specifically, the second, third, fourth, fifth, sixth, seventh and eighth paragraphs of the supporting statement.

## IV. CONCLUSION

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2014 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Attachments

cc: John Chevedden

# EXHIBIT A

(see attached)

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Charles W. Moorman
Chairman of the Board
Norfolk Southern Corporation (NSC)
Three Commercial Pl ace
Norfolk VA 23510
Phone: 757 629-2680
PH: 757 629-2837
FX: 757-664-5069

Dear Mr. Moorman,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 10, 2013
Date

cc: M. Dezora M. Martin <Dezora.Martin@nscorp.com>
Corporate Secretary
Michael J. Hostutler <michael.hostutler@nscorp.com>

[NSC: Rule 14a-8 Proposal, November 10, 2013]

**Proposal 4* – Independent Board Chairman**

RESOLVED: Shareholders request that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is also our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is more important for Norfolk Southern than for many other companies because our Lead Director, Steven Leer, was our highest tenured director (14-years) which detracts from his independence. There are few major companies who have a Lead Director with more than 14-years tenure. Plus Mr. Leer was on the boards of 2 other companies.

This topic is also more important for Norfolk Southern because NSC is incorporated in Virginia, which favors management rights and provides shareholders with a poor level of control. Virginia law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated Norfolk Southern's executive pay a D – $13 million for Charles Moorman. Plus Mr. Moorman got credit for 40-years of work in regard to his pension. NSC could give could long-term incentive pay to our CEO for below-median performance. Daniel Carp chaired our executive pay committee.

In regard to our directors, Karen Horn received our highest negative votes and was on our audit committee. Erskine Bowles was negatively flagged by GMI for his involvement with the bankruptcy of General Motors, was on our executive pay committee and was on the boards of 2 other companies. Not one audit committee member had substantial industry knowledge and not one independent director had expertise in risk management.

The GMI Environmental, Social and Governance profile for Norfolk Southern reflected serious risk overall, highlighted by significant Environmental and Social concerns along with Pay issues. NSC had not identified specific environmental impact reduction targets.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

**Independent Board Chairman – Proposal 4***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
**Asterisk to be removed for publication.**

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Norfolk Southern Corporation
Office of the Corporate Secretary
Three Commercial Place
Norfolk, Virginia 23510-9219
Fax: 757/533-4917

Denise W. Hutson
Corporate Secretary
(757) 629-2645

November 12, 2013

**BY EMAIL AND FEDERAL EXPRESS**

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Chevedden:

I am writing to acknowledge receipt on November 11, 2013, of your shareholder proposal (the "Proposal") submitted to Norfolk Southern Corporation pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Norfolk Southern's proxy materials for the 2014 Annual Meeting of Stockholders (the "Annual Meeting").

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Norfolk Southern common stock for at least one year, preceding and including November 10, 2013, the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Norfolk Southern common stock. Please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Norfolk Southern common stock continuously for at least one year.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Norfolk Southern common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting, provided that Norfolk Southern does reserve the right to seek relief from the SEC as appropriate.

Very truly yours,



Denise W. Hutson
Corporate Secretary

Enclosure

**EXHIBIT A**

[ATTACHED]

## § 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year ( *i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Personal Investing P.O. Box 770001 Cincinnati, OH 45277-0045



| Post-it® Fax Note 7671 | Date 11-12-13 | # of pages ▸ |
|---|---|---|
| To Dezora Martin | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 757-664-5069 | Fax # | |

November 12, 2013

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Automation, Inc. (CUSIP: 05329W102, trading symbol: AN), no fewer than 100 shares of Mattel, Inc. (CUSIP: 577081102, trading symbol: MAT), no fewer than 100 shares of OGE Energy Corp. (CUSIP: 670837103, trading symbol: OGE), no fewer than 100 shares of the Boeing Company (CUSIP: 097023105, trading symbol: BA) and no fewer than 60 shares of Norfolk Southern Corporation (CUSIP: 655844108, trading symbol: NSC) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W958720-11NOV13